

04 MAR -9 AM 7:21



SUPPL

March 5, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   March 3, 2004 (Proven Seed gets PRRCG support for unparalled wheat variety)
   March 4, 2004 (Agricore United expands banking syndicate)
   March 5, 2004 (Agricore United announces acquisition of Vertech Feeds Ltd.)

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com

SEC File No. 82-34725



PROVEN SEED GETS PRRCG SUPPORT FOR UNPARALLED WHEAT VARIETY

March 3, 2004 (Winnipeg) – A high-yielding, high-protein wheat is one of six new seed products from Agricore United's Proven Seed research and development program to win support for registration from the Prairie Registration Recommending Committee for Grain (PRRCG).

Proven Seed, the exclusive seed brand of Agricore United, has received PRRCG support for BW297, its experimental hard red spring wheat variety, as well as new oat, hooded barley, hulless waxy barley,Linola and fall rye varieties. "These new products cover six different crop types," says Neil Arbuckle, Manager of Proven Seed. "That really shows the strength and breadth of our breeding program. These new products also illustrate Proven Seed and Agricore United's commitment to research and development and western Canadian agriculture."

BW297 – yet to be officially named – was developed by Proven Seed and its breeding partner AgriPro Wheat. "Throughout testing BW297 has exhibited a beneficial combination of high yield and high protein levels," says Proven Seed Senior Research Agronomist Kevin McCallum. Typically, high yielding wheat varieties have lower protein levels, explains McCallum. However, in testing, BW297 has delivered yields of 9.5 percent higher than AC Barrie with a 1.0 percent higher protein content

"Growers are paid according to yield and protein and we believe this variety has the potential to deliver tremendous value to western Canada growers," says McCallum, who notes that BW297 also provides a solid disease package with the highest level of Fusarium head blight and rust tolerance currently available.

Characteristics of other recommended experimental Proven Seed varieties include:

- Dakota Fall Rye: Consistent performance across all soil zones; significantly higher grain yield than checks Prima and AC Rifle.
- Hooded barley: Higher dry matter yields and superior forage quality than Westford, the hooded check.
- Hulless waxy barley: 11 percent higher yielding across the Prairies; shorter stature and improved lodging resistance; higher percentage of plump grain; improved reaction to scald, spot form of net blotch and smuts.
- Linola: 1.3 percent higher yielding across Western Canada than Linola 1084 with 1.3 percent higher oil content and 3.5 percent higher protein content.
- Oat: high percentage plump and test weight. Good disease resistance. Yields equal to CDC Dancer.

The products will be multiplied through Proven Seed's strict quality standards and distributed through Agricore United upon commercial release to growers for the 2006 growing season.

Proven Seed is a business unit of Agricore United, one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

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For more information contact:

Kevin McCallum	**or**	**Neil Arbuckle**
Senior Research Agronomist		**Manager, Proven Seed**
204 435 2063		**204 944 5694**
kmccallum@agricoreunited.com		**narbuckle@agricoreunited.com**


Agricore
United

AGRICORE UNITED EXPANDS BANKING SYNDICATE

March 4, 2004 (Winnipeg) – Agricore United announced today that it has renewed its revolving credit facilities with an expanded syndicate of banks for a further 364 days.

Three new financial institutions: Canadian Imperial Bank of Commerce, Bank of Montreal (in conjunction with Harris Nesbitt Food and Agribusiness Group in the United States) and Royal Bank of Canada join Agricore United's existing bank syndicate consisting of Bank of Nova Scotia, HSBC Bank Canada, Rabobank Nederland Canadian Branch and National Bank of Canada. The three new syndicate members will also take up their proportionate shares of the Company's term facility maturing in November 2007.

The operating facility terms, including covenants, remains substantially unchanged and are renewed to February 28, 2005. The existing facility limit of $350 million has been increased to $375 million. In addition, a further seasonal facility of $50 million, for a total of $425 million, is now available to the company between November 1st and April 30th.

In addition to the aforementioned banking partners, Agricore United continues to benefit from a diversity of lending partners through a series of notes, maturing between 2016 and 2023, with John Hancock Life Insurance Company in the United States and with five Canadian life insurance companies.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

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For more information, please contact:

Sherry Lees
Treasurer
Direct: (204) 944-5613
E-mail:sherry_lees@agricoreunited.com



AGRICORE UNITED ANNOUNCES ACQUISITION OF VERTECH FEEDS LTD.

March 5, 2004 (Winnipeg) – Agricore United announced today that it purchased, through its wholly owned subsidiary Unifeed Limited, all of the issued and outstanding shares of Vertech Feeds Ltd., a livestock feed manufacturer based in Red Deer, Alberta. Financial terms of the transaction were not disclosed.

Vertech Feeds Ltd. was established in 1996 and manufactures livestock feed, predominantly for dairy cattle as well as for beef cattle, poultry and hog.

"Vertech is a great fit with Agricore United's livestock services and complements the markets already served by our Olds plant and our new replacement mill at Edmonton," said Bill McGill, Vice-President, Livestock Services, Agricore United. "Vertech's previous owner, Bernie Verwimp, will continue to manage the Vertech operation. " McGill notes that the continuity of management will mean a continued benefit to customers from the expertise and customer service provided by Verwimp and his staff.

"This is a great opportunity for Vertech and its customers," said Verwimp. "Unifeed is committed to the livestock industry in Alberta and can offer additional services to our customers through programs like Unifeed Financial."

Unifeed Limited manufactures a variety of livestock feed under its trade name Unifeed™ at seven mills and two pre-mix manufacturing facilities across Alberta, British Columbia and Manitoba, including Alberta mills at Edmonton, Olds and Lethbridge and a pre-mix facility in Edmonton. The Company's feed mills and Edmonton pre-mix facilities are all Hazard Analysis and Critical Control Point (HACCP) certified through the Animal Nutrition Association of Canada. The Company also offers customers other services such as tailored trade credit financing through Unifeed Financial.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

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For more information, contact:

Agricore United
Bill McGill
Vice-President, Livestock Services
(403) 938-8352
bmcgill@agricoreunited.com

Vertech Feeds Ltd.
Bernie Verwimp
(403) 346- 2667